[GRAPHIC OMITTED] Ahold

                                                                   Press Release

AHOLD SUPERVISORY BOARD NOMINATES TOM DE SWAAN FOR APPOINTMENT AS ITS NEW MEMBER

Amsterdam, the Netherlands, July 18, 2006 - Ahold today announced that the Ahold Supervisory Board has nominated Tom de Swaan for appointment as one of its members. De Swaan is the former Chief Financial Officer of ABN AMRO Bank N.V. His nomination for appointment will be on the agenda of the next general meeting of Ahold shareholders.

De Swaan (60) will fill the vacancy to be left by Jan Hommen, who has been on the Ahold Supervisory Board and chairman of the Audit Committee since 2003. Hommen will not be standing for re-election at the end of his term following the Annual General Meeting of Shareholders in 2007, due to a restriction on the number of directorships under the Tabaksblat Code.

De Swaan was appointed to the Executive Board of ABN AMRO Bank N.V. in 1999, and served as Chief Financial Officer between 1999 and 2006. He holds several other supervisory or non-executive directorships including Koninklijke DSM N.V., GlaxoSmithKline plc, Financial Services Authority London and Zurich Financial Services.

The Ahold Supervisory Board currently comprises Rene Dahan (Chairman, Chairman of the Selection and Appointment Committee, and former Executive Vice President of Exxon Mobil Corporation); Jan Hommen (Vice Chairman, Chairman of the Audit Committee and former CFO and vice chairman of the board of Royal Philips Electronics N.V.); Karen de Segundo (former CEO of Shell International Renewables); Derk Doijer (Chairman of the Remuneration Committee and former executive director of SHV Holdings); Myra Hart (a professor who holds the MBA Class of 1961 Chair of Entrepreneurship at Harvard Business School, and a member of the founding team of Staples the Office Superstore); Stephanie Shern (formerly vice chair and global director of Retail and Consumer Products at Ernst & Young); and Judith Sprieser (former CEO of Transora, Inc and CFO of Sara Lee Corporation).

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these factors are detailed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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2006020                                                           www.ahold.com